UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __________)*

CASTLEGUARD ENERGY, INC.
(Name of Issuer)
Common Stock Without Par Value
(Title of Class of Securities)
148552102
(CUSIP Number)
November 30, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ _ ] Rule 13d-1(b)

[ X ] Rule 13d-1(c)

[ _ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 148552102	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS
George Miller
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions)	(a) [ _ ] (b) [ _ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
1,006,628
6.	SHARED VOTING POWER
0
7.	SOLE DISPOSITIVE POWER
1,006,628
8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,006,628
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* (see instructions)	[ _ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
5.8% (See Item 4)
12.	TYPE OF REPORTING PERSON* (see instructions)
IN

CUSIP No. 148552102	13G	Page 2 of 5 Pages

Item 1(a).	Name of Issuer: Castleguard Energy, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices: 17768 Preston Road, Dallas, Texas

Item 2(a).	Name of Person Filing: George Miller

Item 2(b).	Address of Principal Business Office, or if None, Residence: 5430 LBJ Freeway, Suite 1200, Dallas, TX 75240

Item 2(c).	Citizenship: United States

Item 2(d).	Title of Class of Securities: Common Stock Without Par Value

Item 2(e).	CUSIP Number: 148552102

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	[ _ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

	(b)	[ _ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	[ _ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	[ _ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	[ _ ]	An investment adviser in accordance with Section 240.13d-1(b)(1) (ii)(E);

	(f)	[ _ ]	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

	(g)	[ _ ]	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

	(h)	[ _ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	[ _ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	[ _ ]	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

CUSIP No. 148552102	13G	Page3 of 5 Pages

Item 4.	Ownership.

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,006,628

(b)	Percent of class: 5.8%*

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote 1,006,628

	(ii)	Shared power to vote or to direct the vote 0

	(iii)	Sole power to dispose or to direct the disposition of 1,006,628

	(iv)	Shared power to dispose or to direct the disposition of 0

* Based on 17,364,626 shares of Common Stock of the Issuer outstanding as of June 30, 2006 as indicated in the Issuer’s Form 10-QSB (SEC File No.  000-30438) as filed with the Commission on August 14, 2006, the Reporting Person holds approximately 5.8% of the issued and outstanding Common Stock of the Issuer.

Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable

Item 8.	Identification and Classification of Members of the Group.
Not Applicable

Item 9.	Notice of Dissolution of Group.
Not Applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 10, 2009
(Date)
/s/ George Miller
(Signature)
George Miller
(Name/Title)

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).